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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
              -----------------------------------------------------


                                   SCHEDULE TO
  TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 4)

                               NTS-PROPERTIES III
                       (NAME OF SUBJECT COMPANY (ISSUER))

                     NTS-PROPERTIES III (OFFEROR AND ISSUER)
                   ORIG, LLC (OFFEROR AND AFFILIATE OF ISSUER)
                  J.D. NICHOLS (BIDDER AND AFFILIATE OF ISSUER)
                 BRIAN F. LAVIN (BIDDER AND AFFILIATE OF ISSUER)
            (NAMES OF FILING PERSONS (IDENTIFYING STATUS AS OFFEROR,
                            ISSUER OR OTHER PERSON))

                          LIMITED PARTNERSHIP INTERESTS
                         (TITLE OF CLASS OF SECURITIES)

                                    62942E100
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                    J.D. NICHOLS, MANAGING GENERAL PARTNER OF
                      NTS-PROPERTIES ASSOCIATES AND MANAGER
                                  OF ORIG, LLC
                             10172 LINN STATION ROAD
                           LOUISVILLE, KENTUCKY 40223
                                 (502) 426-4800
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
               TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF
                                 FILING PERSONS)

                                    COPY TO:

                               MARK BORRELLI, ESQ.
                             SHEFSKY & FROELICH LTD.
                      444 NORTH MICHIGAN AVENUE, SUITE 2500
                             CHICAGO, ILLINOIS 60611
                                 (312) 836-4014

Calculation of Filing Fee

PREVIOUSLY PAID


 | | Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
           Check the appropriate boxes below to designate any transactions to which the statement relates:
           |X| third-party tender offer subject to rule 14d-1.
           |X| issuer tender offer subject to rule 13e-4.
           | | going private transaction subject to Rule 13e-3.
           | | amendment to Schedule 13D under rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: | |


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         This Amendment No. 4 dated September 10, 2001 supplements and amends the Tender Offer Statement on Schedule TO (the "Original Statement") filed with the Securities and Exchange Commission on June 25, 2001 by NTS-Properties III, a Georgia limited partnership (the "Partnership"), ORIG, LLC, a Kentucky limited liability company and affiliate of the Partnership (collectively, the "Offerors"), J. D. Nichols and Brian F. Lavin in connection with an offer to purchase limited partnership interests in the Partnership (the "Offer"). The Original Statement was subsequently amended by filing Amendment No. 1 on July 23, 2001, Amendment No. 2 on July 30, 2001 and Amendment No. 3 on August 17, 2001. Capitalized terms not defined herein shall have the same meaning as in the Original Statement, as amended.

         This Amendment constitutes the fourth amendment to the Original Statement by including a copy of the Notice sent by the Partnership to limited partners dated September 10, 2001 (the "Notice") reminding limited partners that the Offer is scheduled to expire on September 25, 2001 and providing answers to questions commonly asked by limited partners regarding the Offer.. The Notice is included as Exhibit (a)(1)(xii) to this Amendment No. 4 to Schedule TO.

ITEM 12.  MATERIAL TO BE FILED AS EXHIBITS.

Item 12 of the Original Statement is hereby amended and supplemented by adding the following:

         (a)(1)(xii) Notice sent by the Partnership to Limited Partners dated August 17, 2001.




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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    September 10, 2001       NTS-PROPERTIES III, a Georgia limited
                                  partnership

                                  By:  NTS-PROPERTIES ASSOCIATES
                                            General Partner

                                  By:  /s/ J. D. Nichols
                                       -----------------------------------------
                                       J.D. Nichols, Managing General Partner

                                  ORIG, LLC, a Kentucky limited liability
                                     company.

                                  By:  /s/ J. D. Nichols
                                       -----------------------------------------
                                       J.D. Nichols, Manager


                                  /s/ J. D. Nichols
                                  ----------------------------------------------
                                           J. D. Nichols, individually



                                  /s/ Brian F. Lavin
                                  ----------------------------------------------
                                           Brian F. Lavin, individually




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                                    EXHIBITS


      Exhibit
      Number         Description
      ------         -----------
  (a)(i)(xii)        Notice sent by the Partnership to Limited Partners dated
                     September 10, 2001.








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